

March 20, 2015

<u>**Via E-Mail**</u>

Jennifer A. Tenenbaum, Esq.
Senior Counsel and Assistant Secretary
Imation Corp.
1 Imation Way
Oakdale, MN 55128

>　**Re:** 　**Imation Corp.**
>　　　**Preliminary Proxy Statement on Schedule 14A**
>　　　**Filed March 16, 2015**
>　　　**File No. 001-14310**

Dear Ms. Tenenbaum:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Schedule 14A</u>

<u>General</u>

1. Please revise the cover page of your proxy statement and your form of proxy card to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

<u>Cover Page</u>

2. Please disclose the specific reason or reasons for your opposition to the Clinton Group's director nominees.

3.   We note disclosure that appears to indicate that brokers will have discretionary authority with respect to Proposal No. 2, ratification of the appointment of the auditors. It is our understanding that in a contested election such as this, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise your disclosure to clarify.

Proxy Solicitation, page 3

4.   We note that proxies may be solicited by mail, in person, by telephone or facsimile or via the Internet. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

5.   Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize.

Background of Solicitation, page 3

6.   Please provide further background discussion of the contacts you have had with the Clinton Group since December 15, 2014, the date of the Clinton Group's intent to nominate directors. In this regard, describe in further detail the discussions relating to your business and strategic transformation activities. Please also explain the concerns raised by the Clinton Group during your January 20, 2015 meeting, as well as the material details of any discussions or correspondence between you and the Clinton Group between December 15, 2014 and the January 20, 2015 meeting. Lastly, please describe any communications occurring since the January 20 meeting and if material, the specifics of any of these communications between the parties.

Item No. 1 – Election of Directors, page 20

7.   We note that you reserve the right to vote for unidentified substitute nominees. Please confirm that, should you identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

8.   Please advise as to Mr. Stevens' business experience since June 2013. We note Mr. Stevens has served as a director of the company since March 2012.

Compensation Discussion and Analysis, page 27

Bonuses, page 35

9.   We note the use of EBITDA, cash flow and revenues from certain portions of your business to budget performance targets. Please disclose the actual amounts achieved under each performance target for the most recently completed year to provide investors with greater insight into your compensation policies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions